UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                    (Amendment No. ____)*

			  Liveperson Inc.
      ______________________________________________________
                        (Name of Issuer)

			Common Stock, $ No Par Value
      ______________________________________________________
                 (Title of Class of Securities)

					538146101
               ____________________________________
                         (CUSIP Number)

				  December 7, 2001
	-------------------------------------------------------
	(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	-x--		Rule 13d-1(b)
	----		Rule 13d-1(c)
	----		Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538146101                13G         Page 2 of 9
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(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Technology Fund, L.P. ("TECH")
 F13-3937585
	 SST Advisers L.L.C. ("SSTA") F13-3937583
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
	Instructions)
  (a) | |
  (b) |X|
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(3)  SEC USE ONLY
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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
SHARES       ------------------------------------------------
-BENEFICIALLY   (6) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER        None
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(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     6,770,154
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(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      19.9
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(12) TYPE OF REPORTING PERSON (See Instructions)

     IV/IA
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CUSIP No. 538146101             13G         Page 3 of 9
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Austin W. Marxe
     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
	Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER         6,770,154
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER           None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER    6,770,154
 REPORTING     -------------------------------------------------
PERSON WITH:    (8) SHARED DISPOSITIVE POWER      None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

	  6,770,154
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	19.9
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------


 							     Page 4 of 9 Pages
Item 1.
(a) Name of Issuer:  LivePerson, Inc.
(b) Address of Issuer's Principal Executive Offices:
330 West 34th Street, 10th floor, New York, NY  10022
Item 2.
(a)	Name of Person Filing:  This statement is filed on behalf
of (i) Special Situations Technology Fund L.P., a Delaware
limited partnership ("TECH"); (ii) SST Advisers L.L.C., a
Delaware limited liability Company ("SSTA"); (iii) Austin W.
Marxe and (iv) David Greenhouse.  Each of the foregoing is
hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."
(b)  Address of Principal Business Office or, if none,
Residence:   The principal office and business address of the
Reporting Persons is 153 East 53rd Street, 55th floor, New York,
New York 10022.
c) Citizenship:  TECH is a Delaware limited partnership. SSTA is a Delaware Limited Liability Company.  Austin W. Marxe and David
M. Greenhouse are United States citizens.
The principal business of TECH is to invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. The principal business of SSTA is to act as general partner of and investment adviser to TECH.  The principal occupation of Austin W. Marxe and David Greenhouse is to serve as officers, directors and members or principal
shareholders of the Adviser.
								Page 5 of 9 Pages
2(d)		Title of Class of Securities: See cover sheets.
2(e)		CUSIP Number:  See cover sheets.
Item 3.	If this statement is filed pursuant to $240.13d-1(b)
or 240.13d-2(b), check whether the person filing is a:
(a) ( )	Broker or Dealer registered under section 15 of the
Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of
the Act;
(d) ( )	Investment Company registered under section 8 of the
Investment Company Act of 1940;
(e) ( )	An Investment Adviser in accordance with $240.13
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in
accordance with $240.13d-1(b)(I)(ii)(F);
(g) (x)	A parent holding company or control person in
accordance with $240.13d-1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of
the Federal Deposit Insurance Act;
(i) ( )   A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the
Investment Company Act of 1940;
(j) ( )   Group, in accordance with $240.13d-1(b)(1)(ii)(J).
See Exhibit A attached hereto.


								Page 6 of 9 Pages
Item 4.	Ownership:
(a) Amount Beneficially Owned: 6,770,154 shares of Common Stock are beneficially owned by Austin W. Marxe and David Greenhouse;
all of which are directly owned by TECH.
(b) Percent of Class:  19.9 percent of the Common Stock are
beneficially owned by Austin Marxe and David Greenhouse by
virtue of being Executive Officers of SSTA the general partner to the Special Situations Technology Fund, L.P. TECH directly owns all shares reported hereby.
(c) Number of Shares as to which the person has Rights to
 Vote and/or Dispose of Securities:  TECH and SSTA have sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are
respectively beneficially owned by TECH and its Adviser.  Austin
Marxe and David Greenhouse have shared power to vote or to
direct the vote of and to dispose or to direct the disposition of securities reported hereby which are beneficially
owned by Austin Marxe and David Greenhouse by virtue of being
Executive Officers of the Investment Advisers.
Item 5. Ownership of Five Percent or Less of a Class:  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial
owner of more that five percent of the class of securities,
check the following     .


								Page 7 of 9 Pages

Item 6.Ownership of More than Five Percent on Behalf of Another
Person:  SSF III and the Cayman Fund as owners of the securities in question, have the right to receive any dividends from, or proceeds from the sale of, such securities.
Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on By the Parent
Holding Company:  See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the
 Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.
Item 10.	Certification:
			By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


								Page 8 of 9 Pages

Dated: December 12, 2001

			SPECIAL SITUATIONS FUND III, L.P.


			By:/s/ Austin W. Marxe
			   Austin W. Marxe
			   Managing Director

			MGP ADVISERS LIMITED PARTERSHIP


			By:/s/ Austin W. Marxe
   Austin W. Marxe
			   President and Chief Executive Officer

			SPECIAL SITUATIONS CAYMAN FUND, L.P.


			By: /s/ Austin W. Marxe
    Austin W. Marxe
			    Managing Director


			AWM INVESTMENT COMPANY, INC.


			By: /s/ Austin W. Marxe
Austin W. Marxe
			    President and CEO


				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
DAVID M. GREENHOUSE







							Page 9 of 9 Pages



EXHIBIT A


	This Exhibit explains the relationship between the Reporting Persons. SST Advisers L.L.C. (SSTA), a Delaware limited liability company, is the general partner of the Special Situations Technology Fund, L.P., a Delaware Limited
Partnership.   Austin W. Marxe and David M. Greenhouse are the
principal owners of SSTA and are principally responsible for the selection, acquisition and disposition of the portfolio securities by the investment advisers on behalf of its Fund.